December 7, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	HomeStreet, Inc.

Form S-1 Registration Statement

Registration No. 333-173980

Dear Sir/Madam:

HomeStreet, Inc., a Washington corporation, hereby withdraws its previous requests dated December 5, 2011 and December 7, 2011 that the effective date of the above-captioned registration statement be accelerated.

HomeStreet, Inc.

/s/ Darrell van Amen
Darrell van Amen, Senior Vice President and Treasurer